SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

February 8, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published January 31, February 5, 7 and 8, 2008.

Best regards,

Skanska AB

[redacted]

08000934

Marianne Bergström

Published	Item	Document name	Required by
January 31, 2008	Press Release	Invitation to press- and telephone conference regarding Skanska's year-end report on February 7	law and by the listing agreement with Stockholm Stock Exchange
February 5, 2008	Press Release	Skanska receives new environ-Mental contract in New York For USD 554 M, about SEK 5.5 billion	law and by the listing agreement with Stockholm Stock Exchange
February 7, 2008	Press Release	Johan Karlström named new President and CEO of Skanska	law and by the listing agreement with Stockholm Stock Exchange
February 7, 2008	Press Release	Year-End Report, Jan-Dec 2007	law and by the listing agreement with Stockholm Stock Exchange
February 8, 2008	Press Release	Skanska to construct hospital in Scotland for GBP 65 M, about SEK 820 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

February 8, 2008
08:30 am CET

Skanska to construct hospital in Scotland for GBP 65 M, about SEK 820 M

Skanska has been contracted to carry out construction of the State Hospital in Carstairs, Scotland. The contract amount is GBP 65 M, about SEK 820 M, which is included in order bookings for the first quarter of 2008. The customer is the NHS Trust, the national healthcare authority in Scotland.

The project comprises construction of a 19,000-square-meter hospital building and the rebuild of about 1,500 square meters of existing hospital facilities. The work also involves landscaping throughout the site.

In addition, Skanska will undertake the mechanical and electrical installations as well as the voice and data communications systems.

State Hospital is a psychiatric clinic that will house departments for psychiatric and somatic healthcare as well as facilities for therapeutic, vocational and physical activities on the site.

Work begins in March and completion is set for 2011. The hospital will remain in operation during the entire construction period.

Skanska UK has previously constructed schools and correctional facilities in Scotland. Skanska is currently building six hospitals in Great Britain. The two largest building projects are now under way in London – The Barts and The London Hospitals - which are being constructed within the PFI framework, the British program for public-private partnerships.

Skanska UK reported revenues of SEK 18 billion in 2007, with about 5,500 employees. The business unit is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56
Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615
Public Company (publ)

PRESS RELEASE

February 7, 2008

8:30 a.m. CET

Year-end Report, January–December 2007

Group highlights

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Revenue	138,781	125,603	38,409	34,761
of which revenue from divestments of properties in Commercial Development	*2,796*	*2,966*	*893*	*333*
Operating income	5,406	4,762	1,637	1,148
of which gains from divestments of properties in Commercial Development	*1,080*	*1,300*	*337*	*48*
Income after financial items	5,667	4,985	1,726	1,218
Profit for the period	4,121	3,655	1,244	846
Earnings per share for the period, SEK	9.78	8.68	2.95	2.00
Capital employed, SEK bn	25.6	24.4		
Equity, SEK bn	20.7	19.3		
Interest-bearing net receivables (+)/net debt (-), SEK bn	14.6	10.4		
Return on capital employed, % [1]	25.0	22.5		
Return on equity, % [1, 3]	21.1	20.5		
Operating cash flow before taxes, financing operations and dividends	9,013	2,834	8,185	436
Order bookings, SEK bn [2]	146.4	134.1	36.4	34.2
Order backlog, SEK bn [2]	146.2	135.1		

1 Rolling 12 months
2 Refers to Construction
3 Average equity based on five points for measurement. Comparative numbers for 2006 are recalculated.

January–December 2007 compared to January–December 2006

- Revenue amounted to SEK 138.8 billion (125.6). In Construction, revenue rose by 14 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 5,406 M (4,762).
- Operating income in Construction rose by 33 percent and amounted to SEK 4,445 M (3,336). The operating margin increased to 3.4 (2.8) percent, thereby surpassing the 3.3 percent "Outperform" target.
- During the year, commercial properties with a value of SEK 2,796 M (2,966) were divested, with capital gains amounting to SEK 1,080 M (1,300).
- Income after financial items amounted to SEK 5,667 M (4,985).
- Profit for the year totaled SEK 4,121 M (3,655) and earnings per share amounted to SEK 9.78 (8.68).
- Order bookings rose by 9 percent and amounted to SEK 146.4 billion (134.1). Adjusted for currency rate effects, order bookings increased by 13 percent.
- Order backlog totaled SEK 146.2 billion (135.1), equivalent to 14 (14) months of construction.
- Operating cash flow before taxes, financing activities and dividends amounted to SEK 9,013 M (2,834).
- The market appraisals made at year-end indicated accrued Group surplus values of SEK 1.9 billion in Commercial Development and SEK 6.5 billion in Infrastructure Development. The divestment of the project Ponte de Pedra, with a capital gain of approximately SEK 550 M, will be reported during 2008.
- The Board of Directors proposes a regular dividend of SEK 5.25 (4.75) per share and an extra dividend of SEK 3.00 (3.50) per share for the 2007 financial year.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11:00 a.m. CET on February 7. The press and telephone conference will take place at the IVA Conference Center, Grev Turegatan 16 in Stockholm, Sweden.

This and previous releases can also be found at www.skanska.com.

Comments from Skanska's President and CEO Stuart Graham:

- On the whole, 2007 was a very good year for Skanska. We surpassed all our financial targets, with the exception only of Residential Development, where the situation in several of our markets has deteriorated. The turmoil in the world's financial markets has not yet affected our operations generally. Order bookings increased both on a full-year basis and in the fourth quarter. In USA Building the increase for the full year was 51 percent and in USA Civil 74 percent in local currency. If the current market turbulence is long-lasting, naturally all companies will be affected sooner or later. Our geographic dispersion and the fact that we operate in many different segments will soften adverse effects, however.

- In Construction, operating income increased by 33 percent and operating margin reached 3.4 percent, which means that we surpassed our "Outperform" target of 3.3 percent. The improvement that we have been able to report over the past three years is largely an effect of improved risk management as well as selectivity in bidding.

- In Residential Development, despite a downturn primarily in the Danish and Norwegian housing markets, the year ended close to our financial targets, with an operating margin of 9.4 percent compared to a target of 10 percent and a return on capital employed of 14.9 percent compared to a target of 18 percent. For Skanska's housing markets in general, such fundamentals as employment, migration and income levels are favorable, providing a good basis for housing demand. Due to financial market turmoil, however, consumers are increasingly adopting a wait-and-see attitude toward home purchases. Here our initiatives in industrialization and coordinating purchasing will be increasingly important in enabling us to reduce the costs of residential construction.

- In Commercial Development, during 2007 we signed leases for more than 300,000 sq. m (3.23 million sq. ft.) of space, which is a record at Skanska. We started 23 new projects, equivalent to an investment of SEK 5.3 billion, another record. Four of the projects were sold during the actual construction period. Investor interest has remained good, and the divestments of completed properties we carried out during 2007 took place at prices that exceeded our own market appraisals by an average of approximately 20 percent.

- The appraisal of our Infrastructure Development project portfolio performed at the end of 2007 resulted in an estimated value of SEK 9.4 billion, compared to SEK 6.3 billion one year earlier. The appraisal does not take into account the potential for any future opportunities for refinancing of projects. Unrealized development gains at the Group level are now estimated to total SEK 6.5 billion. Just before year-end, we announced that we are selling a hydropower project in Brazil with a capital gain of approximately SEK 550 M, which will be reported during 2008.

Market outlook

Construction

The outlook for building construction has continued to be positive in Skanska's main markets and especially in the Nordic markets and in Central Europe even though the growth rate is expected to decrease. In these markets, retail space and office buildings are among the stronger segments. In the UK, the market in Skanska's segments still remains stable. In the American building construction market, Skanska's largest segments – healthcare and education – remain strong still without signs of any slowdown.

The market outlook in the Nordic as well as Central European civil construction markets remains positive. The outlook for U.S. civil construction is stable and especially good in New York.

The financial market turmoil around the world has yet not resulted in any noticeable change in requests for proposals from clients.

Residential Development

The underlying demand for residential units remains good in Sweden, Norway and Finland but the housing markets are slowing due to uncertain economic conditions. In several markets, home prices have leveled off or even fallen. Due to interest rate hikes and stricter lending practices, fewer people have an opportunity to buy a new home, which is leading to downward pressure on prices. A number of submarkets have had an oversupply for some time, for example Copenhagen. In Norway, because of higher interest rates and very high prices – driven by increased construction costs – the market will see fewer project start-ups and longer sales periods. In the Czech Republic and Slovakia, the housing market is showing continued good demand.

Commercial Development

Vacancy rates in modern properties in the office markets of Scandinavia and parts of Central Europe are declining, and rents are rising. As a consequence of increasing project activity, investments are growing. In Scandinavia as well as Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still large. In Skanska's other European markets, the supply of projects is more limited, although interest in PPP solutions has increased in Skanska's Central European markets. The lead times for PPP projects in the U.S. remain difficult to predict.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

During 2007, order bookings increased by 9 percent compared to the preceding year and amounted to SEK 146.4 billion (134.1). Adjusted for currency rate effects, order bookings increased by 13 percent.

Order bookings during the fourth quarter

Order bookings in the fourth quarter amounted to SEK 36.4 billion (34.2) which, adjusted for currency rate effects, represents an increase of 9 percent.

During the fourth quarter, Skanska UK was awarded the contract to construct Heron Tower, an office project in the City of London, for about SEK 3.3 billion. When Skanska UK reached financial close for Manor Hospital in Walsall, a PPP project, the company also signed a construction contract for the project, amounting to approximately SEK 2.4 billion.

During the quarter, Skanska USA Civil signed a contract for an extension of the 7 Subway Line between Times Square and the West Side of Manhattan. Skanska's share of the contract amount is about SEK 2.8 billion. The same business unit also secured an additional order for the upgrade of the Newtown Creek water treatment plant in Brooklyn, New York. The contract amount is approximately SEK 610 M.

Skanska USA Building was awarded a design-build contract for renovation of a central utility plant in Sacramento, California. The contract amount is about SEK 1.2 billion. In New Jersey, Skanska USA Building was chosen as construction manager for the expansion of a pharmaceutical facility, a contract worth approximately SEK 410 M.

During the fourth quarter, Skanska Norway received two major assignments. The first is to construct an office building in Oslo for Hydro. The contract amount totals about SEK 380 M. The second assignment is to build one of Norway's largest shopping centers, Amfi Steinkjer, outside Trondheim. The contract for this project is worth about SEK 460 M.

Skanska Sweden also signed a major contract during the quarter. This was for construction of a Marriott hotel on the island of Kungsholmen in central Stockholm for approximately SEK 410 M.

Order backlog

Order backlog increased by 8 percent and totaled SEK 146.2 M (135.1) at year-end 2007. Adjusted for currency rate effects, order backlog rose by 10 percent. Order backlog was equivalent to about 14 (14) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Revenue				
Construction	132,495	118,710	36,573	33,197
Residential Development	7,679	6,788	2,067	2,102
Commercial Development	3,130	3,425	985	420
Infrastructure Development	116	151	72	23
Central and eliminations	-4,639	-3,471	-1,288	-981
Skanska Group	**138,781**	**125,603**	**38,409**	**34,761**
Operating income				
Construction	4,445	3,336	1,269	956
Residential Development	724	852	215	340
Commercial Development[1]	910	1,210	248	44
Infrastructure Development	-107	-8	12	-44
Central	-560	-514	-99	-95
Eliminations[1]	-6	-114	-8	-53
Operating income	**5,406**	**4,762**	**1,637**	**1,148**
Net interest items	462	299	151	104
Change in fair value	-104	-118	-28	-33
Other net financial items	-97	42	-34	-1
Net financial items	**261**	**223**	**89**	**70**
Income after financial items	**5,667**	**4,985**	**1,726**	**1,218**
Taxes	-1,546	-1,330	-482	-372
Profit for the period	**4,121**	**3,655**	**1,244**	**846**
Attributable to				
Equity holders	4,096	3,635	1,237	836
Minority interest	25	20	7	9
Earnings per share for the period	9.78	8.68	2.95	2.00
1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	1,051	1,260	312	48
Eliminations	29	40	25	0

Revenue increased by 10 percent and totaled SEK 138.8 M (125.6). Adjusted for currency rate effects, revenue rose by 13 percent. Revenue of the Construction business stream increased by 14 percent in local currencies of which 2 percent is acquired growth. The currency rate effect on Construction revenue was 2 percent, equivalent to a reduction in revenue of about SEK 3.2 billion, and was primarily due to a falling U.S. dollar exchange rate.

Operating income amounted to SEK 5,406 M (4,762). Currency rate effects reduced operating income by SEK 59 M.

In the Construction business stream, operating income rose by 33 percent and amounted to SEK 4,445 M (3,336). The operating margin rose to 3.4 (2.8) percent. Margins increased in practically all markets and in Sweden, Norway, Finland, USA Civil and Latin America achieved or surpassed their respective "Outperform" targets. In the United Kingdom, however, cost increases continued to affect three long-term projects with fixed-price commitments resulting in a loss in the fourth quarter. During the year, writedowns in these projects have had a negative effect on earnings in the amount of approximately SEK 260 M of which approximately SEK 100 M in the fourth quarter. During 2007, Skanska sold its construction units in Denmark, with a positive effect on earnings of approximately SEK 120 M. Provisions for winding down the business unit were made in the corresponding amount. Seven Danish construction projects remain to be completed, which is expected to occur during 2008.

In Residential Development, operating income amounted to SEK 724 M (852). The operating margin in this business stream amounted to 9.4 (12.6) percent. A continued slowdown in housing markets combined with general uncertainty among home purchasers resulted in a low business volume and in fewer project start-ups. In Sweden, Finland and the Czech Republic, the business stream is nevertheless reporting good earnings. In Norway, Skanska reported impairment losses on land as well as provisions for increased construction costs, totaling about SEK 45 M. The Danish residential project described in earlier interim reports had a negative impact of about SEK 65 M on operating income, of which approximately SEK 12 M in the fourth quarter.

Operating income in the Commercial Development business stream totaled SEK 910 M (1,210). Operating income in the business stream included capital gains from property divestments amounting to SEK 1,051 M (1,260). Of this, SEK 266 M (140) is attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applies the percentage of completion principle.

The operating income of the Infrastructure Development business stream amounted to SEK -107 M (-8). Higher bidding costs for new projects and less income from projects reaching financial close are the primary explanations for the lower earnings. Income from the projects, excluding gains from divestments of shares in projects, rose by about 20 percent. During the fourth quarter, Skanska sold its remaining holding in Maputo Port, Mozambique, with a capital gain of SEK 73 M. During the year-earlier period, income included a gain of SEK 118 M on the divestment of shares in projects.

Central expenses, including discontinued operations, totaled SEK -560 M (-514). This amount also included infringement fees of SEK 170 M for anti-competitive activities imposed by court rulings in Sweden and SEK 13 M for such fees in Finland.

Net interest income amounted to SEK 462 M (299). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 61 M (34). The net change in the market value of financial instruments amounted to SEK -104 M (-118). Other financial items totaled SEK -97 M (42) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 5,667 M (4,985). Taxes for the year amounted to SEK -1,546 M (-1,330), equivalent to a tax rate of about 27 (27) percent. Profit for the year totaled SEK 4,121 M (3,655). Earnings per share for the year amounted to SEK 9.78 (8.68).

Investments and divestments

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Investments	-9,802	-9,802	-2,604	-3,886
Divestments	9,805	8,656	3,395	2,079
Net investments[1]	3	-1,146	791	-1,807
1 Of which strategic investments/divestments	118	-532	188	-636

In the Construction business stream, investments totaled SEK -2,335 M (-2,699). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -880 M (-1,695). During the year, depreciation of property, plant and equipment amounted to SEK -1,251 M (-1,092). The acquisition of the Slovakian company Stamart, which was announced during the fourth quarter of 2006, is included under strategic investments.

In Residential Development, investments amounted to SEK -4,993 M (-5,045), of which approximately SEK 1.8 billion was related to land acquisitions equivalent to about 6,600 building rights. On a net basis, the number of building rights rose during the year by about 2,300 units. Net divestments in Residential Development operations totaled SEK 423 M (-878).

In Commercial Development, investments rose to SEK -2,440 M (-1,671). Of this, about SEK 325 M was related to investment in land for new development. Divestments in the form of sale of completed properties and ongoing projects decreased to SEK 2,807 M (3,084). Net divestments in Commercial Development totaled SEK 367 M (1,413).

Investments in Infrastructure Development amounted to SEK -73 M (-286) and divestments totaled SEK 178 M (192). During the fourth quarter, Skanska divested its remaining 12 percent holding in Maputo Port, Mozambique. In the comparative period of 2006, Skanska divested a small portion of the same project. Net investments in Infrastructure Development totaled SEK 105 M (-94).

The Group's total investments amounted to SEK -9,802 M (-9,802). Divestments totaled SEK 9,805 M (8,656), and the Group's net investments amounted to SEK 3 M (-1,146).

Included in strategic investments/divestments in the fourth quarter is the divestment of the Danish construction units. In the fourth quarter 2006, the acquisition of McNicholas in the UK was included.

Operating cash flow and changes in interest-bearing net debt/receivables

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Cash flow from business operations and net strategic investments by business stream				
Construction	8,747	2,765	6,216	1,031
Residential Development	382	-466	1,408	107
Commercial Development	298	1,238	156	-401
Infrastructure Development	-13	-84	178	-144
Central and eliminations	-401	-619	227	-157
Cash flow before taxes, financing operations and dividends	**9,013**	**2,834**	**8,185**	**436**
Taxes paid	-1,197	-1,067	-409	-242
Net interest items and other financial items	172	90	145	10
Dividend etc.	-3,458	-2,712	1	18
Cash flow before change in interest-bearing receivables and liabilities	**4,530**	**-855**	**7,922**	**222**
Translation differences, net receivables/net debt	99	-237	44	-21
Change in pension liability	113	651	-615	200
Reclassification, interest-bearing net receivables/net debt	-398	-252	-398	-223
Interest-bearing liabilities acquired/divested	4	22	0	5
Other changes, interest-bearing net receivables/net debt	-144	-63	-18	85
Change in interest-bearing net receivables/net debt	**4,204**	**-734**	**6,935**	**268**

Cash flow before taxes, financing operations and dividends amounted to SEK 9,013 M (2,834).

In Construction, cash flow totaled SEK 8,747 M (2,765). Aside from a very strong cash flow from operations, the change in working capital was exceptionally strong. The fourth quarter is normally the strongest from a cash flow standpoint as many projects are settled and pre-payments are made for new projects, which was particularly true in 2007. This is partly reversed in the first quarter when payments are made to subcontractors and suppliers. In Residential Development, cash flow increased to SEK 382 M (-466), with the change mainly due to lower investments than in 2006. In Commercial Development, cash flow from business operations totaled SEK 298 M (1,238). The decrease was mainly an effect of lower divestment volume of projects and completed properties, as well as increased investments in ongoing projects. In Infrastructure Development, cash flow totaled SEK -13 M (-84).

Taxes paid amounted to SEK -1,197 M (-1,067). Dividends and adjustments of minority interest amounted to SEK -3,458 M (-2,712). Cash flow before changes in interest-bearing receivables and liabilities totaled to SEK 4,530 M (-855). The change in interest-bearing net debt/receivables amounted to SEK 4,204 M (-734).

Financial position

During 2007, the Group's interest-bearing net cash position increased by SEK 4.2 billion, amounting to SEK 14.6 billion (December 31, 2006: 10.4) at year-end. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 4.8 billion (5.1). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 1.3 billion (1.7).

At year-end 2007, capital employed amounted to SEK 25.6 billion (24.4)

The equity of the Group totaled SEK 20.7 billion (19.3). Aside from profit for the year and dividends paid, the change also included translation differences of SEK 646 M. The net debt/equity ratio amounted to -0.7 (-0.5) and the equity/assets ratio was 26.3 (27.1) percent.

Total assets in the consolidated balance sheet amounted to SEK 78.9 M (71.3). This sum was influenced by positive currency rate effects of SEK 0.5 billion.

The carrying amount of current-asset properties totaled SEK 13.2 billion (11.8), of which Commercial Development current-asset properties accounted for SEK 6.3 billion (5.6). See the table on page 16.

Surplus values in the Commercial Development and Infrastructure Development business streams

The appraisal of market values in the Commercial Development business stream showed surplus values of SEK 1.9 billion. Starting on January 1, 2008 Skanska is reporting the market value of completed projects plus undeveloped land and development properties. For ongoing projects, Skanska reported accrued market value, which is defined as the carrying amount at the end of the period plus estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 16 for more details.

At year-end 2007, the adjusted appraisal of market values in Infrastructure Development showed surplus values at the Group level of SEK 6.5 billion (3.7). See page 17 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date	
SEK	Jan-Dec 2007	Jan-Dec 2006	Dec 31 2007	Dec 31 2006
U.S. dollar	6.76	7.38	6.43	6.86
British pound	13.52	13.57	12.85	13.47
Norwegian crown	1.15	1.15	1.18	1.10
Euro	9.25	9.25	9.45	9.04

Personnel

The average number of employees in the Group was 60,435 (56,085).

Parent Company

Net sales of the Parent Company during January-December were SEK 75 M (26). Operating income amounted to SEK -419 M (-369). Income after financial items totaled SEK 3,171 M (2,540). The average number of employees in the Parent Company was 79 (69).

Accounting principles

This Year-end Report has been prepared in compliance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2006.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many different types of contractual mechanisms. The degree of risk associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparation to completion of the assignment, with regard to technical, legal and financial risks.

For a description of key estimates and judgments, see Note 2 in the Annual Report for 2006.

Other matters

Appointment of new President and CEO

Skanska AB's Board of Directors has appointed Johan Karlström as the new President and Chief Executive Officer of Skanska. He will succeed Stuart Graham, who has notified the Board of his intention to step down from his position during 2008. Johan Karlström will assume his duties on April 3, in conjunction with Skanska's Annual Shareholders' Meeting 2008. He will be based at the Skanska Group Headquarters in Solna, Sweden.

Stuart Graham will continue to serve Skanska in the role as Chairman of Skanska's construction business units in the United States, Skanska USA Building and Skanska USA Civil, and as an advisor to the CEO and Skanska AB Board of Directors.

Long-term share ownership program

An Extraordinary Shareholders' Meeting in November 2007 approved the introduction of a long-term share ownership program for all permanent employees in the Skanska Group. The purpose of the program is to strengthen incentives for retaining and recruiting qualified personnel and to align employees more closely to the shareholders. The program gives employees the opportunity to invest in Skanska shares while receiving incentives in the form of possible allocation of additional share awards. This allocation is predominantly performance-based. The program includes a cost ceiling that limits its costs to Skanska.

Acquisition of own shares

The Board of Directors has decided to exercise its authorization by the Extraordinary Shareholders' Meeting for Skanska to acquire its own Series B shares. The Meeting's authorization may be exercised on one or more occasions, but no later than before the Annual Shareholders' Meeting in 2008. The maximum acquisition is 4,500,000 shares and the purpose of the acquisition is to ensure delivery of shares to the participants in the Skanska Employee Ownership Program. Acquisition may only occur at a price within the applicable share price interval on the OMX Nordic Exchange Stockholm on each occasion.

The Board of Directors has also decided to propose that the Annual Shareholders' Meeting in 2008 authorize the Board to decide on acquisition of 4,500,000 Series B Skanska shares under the same conditions. This authorization may be exercised no later than before the Annual Shareholders' Meeting in 2009.

Skanska has held 4,500,000 of its own Series D shares since an earlier date.

Cartel cases

In Finland, the Market Court issued a ruling in December 2007 in the Finnish Competition Authority's suit against a number of companies in the civil construction and asphalt sector, among them Skanska, concerning alleged collusive anti-competitive activities. The Market Court ordered Skanska to pay EUR 1.4 M in infringement fines. The Competition Authority had sued for EUR 11 M. Skanska decided to appeal the ruling after the Competition Authority had appealed the ruling.

Events after the close of the report period

Divestment of Infrastructure Development project

An agreement has been signed regarding the sale of Skanska's 50 percent shareholding in the Ponte de Pedra hydropower plant project in Brazil for about SEK 1 billion. The gain on the sale, which is estimated to amount to approximately SEK 550 M, is expected to be included in first quarter 2008 earnings.

Property divestments during the first quarter

As of today (February 7), Skanska has carried out no property divestments during the first quarter of 2008.

Annual meeting

The Annual Shareholders' Meeting will be held at 4:00 p.m. on April 3, 2008 at Nybrokajen 11, Stockholm, Sweden.

Skanska AB's Nomination Committee

Skanska's Nomination Committee proposes re-election of Board members Jane Garvey, Finn Johnsson, Sir Adrian Montague, Sverker Martin-Löf, Lars Pettersson and Matti Sundberg. Johan Karlström and Bengt Kjell are proposed to be elected as new Board members. The Nomination Committee also proposes re-election of Sverker Martin-Löf as Chairman of the Board of Directors.

Board members Stuart Graham, Curt Källströmer and Anders Nyrén have declined re-election.

Johan Karlström will, as of April 3, 2008 be the President and CEO of Skanska AB.

Bengt Kjell is Executive Vice President of AB Industrivärden.

The Nomination Committee's other proposals will be presented in the notice to the Annual Shareholders' Meeting.

The Nomination Committee comprises: Carl-Olof By, Chairman of the Nomination committee and representing Industrivärden, Håkan Sandberg representing Handelsbanken and Handelsbanken's pension foundations, Peter Lindell representing AMF Pension, KG Lindvall representing Robur Fonder and Sverker Martin-Löf, Chairman of the Board of Directors of Skanska AB.

Dividend for 2007

The Board of Directors proposes a regular dividend of SEK 5.25 (4.75) per share and an extra dividend of SEK 3.00 (3.50) per share for the 2007 financial year. The proposal is equivalent to a total dividend of SEK 3,453 M (3,453).

Financial reports during 2008

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during the 2008 financial year will be published on the following dates:

May 7	Three Month Report
July 24	Six Month Report
November 4	Nine Month Report

Solna, February 7, 2008

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Revenue	138,781	125,603	38,409	34,761
Cost of sales	-125,807	-114,220	-34,685	-31,884
Gross income	**12,974**	**11,383**	**3,724**	**2,877**
Selling and administrative expenses	-7,970	-6,985	-2,205	-1,849
Income from joint ventures and associated companies	402	364	118	120
Operating income	**5,406**	**4,762**	**1,637**	**1,148**
Financial income [1]	646	466	231	156
Financial expenses [1]	-385	-244	-142	-87
Income from associated companies [1]	0	1	0	1
Net financial items	**261**	**223**	**89**	**70**
Income after financial items	**5,667**	**4,985**	**1,726**	**1,218**
Taxes	-1,546	-1,330	-482	-372
Profit for the period	**4,121**	**3,655**	**1,244**	**846**
Attributable to:				
Equity holders	4,096	3,635	1,237	836
Minority interest	25	20	7	9
Key financial figures				
Earnings per share, SEK	9.78	8.68	2.95	2.00
Average number of shares [4]	418,553,072	418,553,072	418,553,072	418,553,072
Number of own shares	4,500,000	4,500,000	4,500,000	4,500,000
Depreciation, non-current assets	-1,287	-1,147	-383	-307
Impairment loss, goodwill	-8	0	0	0
Return on capital employed, % [2]	25.0	22.5		
Return on equity, % [2,3]	21.1	20.5		
Average number of employees	60,435	56,085		
1 of which				
Interest income	627	406	214	145
Interest expenses	-165	-107	-63	-41
Net interest	462	299	151	104
Change in fair value	-104	-118	-28	-33
Other net financial items	-97	42	-34	-1
Net financial items	261	223	89	70

2 Rolling 12 months
3 Average equity based on five points for measurement. Comparative numbers for 2006 are recalculated.

Summary cash flow statement

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Cash flow from operating activities	9,099	3,717	7,831	1,251
Cash flow from investing activities	-2,446	-3,200	-198	-1,121
Cash flow from financing activities	-3,694	-2,860	139	112
Cash flow for the period	**2,959**	**-2,343**	**7,772**	**242**

Changes in equity

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Opening balance	19,337	18,587	19,649	18,537
Attributable to equity holders				
Dividend	-3,453	-2,721	0	0
Translation differences	646	-679	321	-262
Effects of actuarial gains and losses on pensions	68	501	-502	158
Effects of equity-settled share-based payments	28	18	16	6
Effects of cash flow hedges	-61	-18	-12	46
Change, minority interest	38	-6	8	7
Profit for the period attributable to				
Equity holders	4,096	3,635	1,237	836
Minority	25	20	7	9
Closing balance	**20,724**	**19,337**	**20,724**	**19,337**

Parent Company income statement

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Net sales	75	26	49	10
Cost of sales and selling and administrative expenses	-494	-395	-152	-86
Operating income	**-419**	**-369**	**-103**	**-76**
Net financial items	3,590	2,909	648	431
Income after financial items	**3,171**	**2,540**	**545**	**355**
Taxes	-50	-5	-154	-74
Profit for the period	**3,121**	**2,535**	**391**	**281**

Parent Company balance sheet

SEK M	Dec 31 2007	Dec 31 2006
ASSETS		
Intangible non-current assets	14	22
Property, plant and equipment	2	3
Financial non-current assets [1]	11,437	18,388
Total non-current assets	**11,453**	**18,413**
Current receivables	159	123
Total current assets	**159**	**123**
TOTAL ASSETS	**11,612**	**18,536**
EQUITY AND LIABILITIES		
Equity	8,048	8,380
Provisions	175	173
Non-current interest-bearing liabilities [1]	3,307	9,920
Current liabilities	82	63
TOTAL EQUITY AND LIABILITIES	**11,612**	**18,536**
Average number of employees	79	69

1 Of these amounts, SEK 719 M (Dec 31 2006: 7,693) were intra-Group receivables and SEK 3,307 M (Dec 31, 2006: 9,920) intra-Group liabilities.

Note Pledged assets and contingent liabilities

The Parent Company's contingent liabilities amounted to SEK 90.7 billion (Dec 31, 2006: 79.8), of which SEK 85.4 billion (Dec 31, 2006: 73.8) relate to liabilities to Group companies. Remaining liabilities, SEK 5.3 billion (Dec 31, 2006: 6.0), relate to external parties. Pledged assets amounted to SEK 82 M on Dec 31, 2007 (Dec 31, 2006: 77).
During the period the pledged assets increased by SEK 5 M.

Business streams

Construction

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Revenue	132,495	118,710	36,573	33,197
Gross income	**10,597**	**8,996**	**3,058**	**2,488**
Selling and administrative expenses	-6,229	-5,722	-1,811	-1,550
Income from joint ventures and associated companies	77	62	22	18
Operating income	**4,445**	**3,336**	**1,269**	**956**
Investments	-2,335	-2,699	-603	-1,348
Divestments	1,455	1,004	644	370
Net investments	**-880**	**-1,695**	**41**	**-978**
Cash flow from operations before investments and change in working capital	5,545	4,257	1,603	1,128
Change in working capital	4,224	210	4,655	917
Net investments in operations	-998	-1,112	-146	-300
Cash flow adjustment, net investments	-142	-7	-83	-36
Operating cash flow from business operations [1]	8,629	3,348	6,029	1,709
Net strategic investments	118	-583	187	-678
Cash flow	**8,747**	**2,765**	**6,216**	**1,031**
Gross margin, %	8.0	7.6	8.4	7.5
Selling and administrative expenses, %	-4.7	-4.8	-5.0	-4.7
Operating margin %	3.4	2.8	3.5	2.9
Capital employed, SEK bn	0.3	2.5		
Return on capital employed (RoCE), % [2]	>100	>100		
Order bookings, SEK bn	146.4	134.1	36.4	34.2
Order backlog, SEK bn	146.2	135.1		
Employees	59,180	54,480		

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential Development

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Revenue	7,679	6,788	2,067	2,102
Gross income	**1,158**	**1,231**	**306**	**440**
Selling and administrative expenses	-549	-432	-106	-120
Income from joint ventures and associated companies	115	53	16	20
Operating income	**724**	**852**	**215**	**340**
Investments	-4,993	-5,045	-1,193	-1,690
Divestments	5,416	4,167	1,702	1,257
Net investments	**423**	**-878**	**509**	**-433**
Cash flow from operations before investments and change in working capital	-448	-197	-76	-49
Change in working capital	212	284	942	382
Net investments in operations	423	-878	509	-432
Cash flow adjustment, net investments	195	325	33	206
Operating cash flow from business operations [1]	382	-466	1,408	107
Net strategic investments	0	0	0	0
Cash flow	**382**	**-466**	**1,408**	**107**
Operating margin, %	9.4	12.6	10.4	16.2
Capital employed, SEK bn	4.4	3.7		
Return on capital employed (RoCE), % [2]	14.9	27.5		
Employees	565	467		

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Revenue	3,130	3,425	985	420
Gross income	**1,150**	**1,422**	**303**	**92**
Selling and administrative expenses[1]	-256	-235	-72	-69
Income from joint ventures and associated companies	16	23	17	21
Operating income	**910**	**1,210**	**248**	**44**
of which gain from divestments of properties[2]	1,051	1,260	312	48
of which operating net, completed properties[3]	113	102	33	13
of which write-downs/reversal of write-downs	-35	0	-35	0
Investments	-2,440	-1,671	-789	-684
Divestments	2,807	3,084	904	332
Net investments	**367**	**1,413**	**115**	**-352**
Cash flow from operations before investments and change in working capital	-117	-72	-43	-29
Change in working capital	-191	-193	59	-92
Net investments in operations	367	1,413	115	-352
Cash flow adjustment, net investments	239	90	25	72
Operating cash flow from business operations[4]	298	1,238	156	-401
Net strategic investments	0	0	0	0
Cash flow	**298**	**1,238**	**156**	**-401**
Capital employed, SEK bn	7.3	5.8		
Return on capital employed (RoCE), %[5]	14.2	21.1		
Employees	141	135		

1 Of which cost for development organization	-222	-188	-67	-53
2 Additional gain included in eliminations was	29	40	25	0
3 After selling and administrative expenses				
4 Before taxes, financing operations and dividends				
5 Rolling 12 months				

Infrastructure Development

SEK M	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Revenue	116	151	72	23
Gross income	**-92**	**-25**	**11**	**-39**
Selling and administrative expenses	-188	-186	-54	-58
Income from joint ventures and associated companies	173	203	55	53
Operating income	**-107**	**-8**	**12**	**-44**
of which gains from divestments of shares in projects[1]	73	118	73	0
Investments	-73	-286	-14	-81
Divestments	178	192	150	15
Net investments	**105**	**-94**	**136**	**-66**
Cash flow from operations before investments and change in working capital	-143	-138	19	-85
Change in working capital	25	148	23	7
Net investments in operations	105	-94	136	-66
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[2]	-13	-84	178	-144
Net strategic investments	0	0	0	0
Cash flow	**-13**	**-84**	**178**	**-144**
Capital employed, SEK bn	2.5	2.4		
Return on capital employed (RoCE), %[3]	-4.2	0.6		
Employees	121	103		

1 Additional gain included in eliminations was	3	7	3	0
2 Before taxes, financing operations and dividends				
3 Rolling 12 months				

Construction, by business/reporting unit

SEK M	Revenue Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Sweden	27,389	24,123	7,605	6,790
Norway	12,755	10,636	3,429	2,653
Denmark	3,237	3,825	796	1,119
Finland	9,751	8,385	2,692	2,548
Poland	7,900	6,829	2,514	2,065
Czech Republic	11,407	11,279	3,465	3,786
UK	17,691	12,312	4,710	3,489
USA Building	27,184	27,737	7,129	6,748
USA Civil	10,831	9,827	2,904	2,915
Latin America	4,350	3,757	1,329	1,084
Total	**132,495**	**118,710**	**36,573**	**33,197**

SEK M	Operating income				Operating margin, %			
	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Sweden	1,284	1,100	412	365	4.7	4.6	5.4	5.4
Norway	554	445	156	124	4.3	4.2	4.5	4.7
Denmark	2	-318	-2	-267	0.1	-8.3	-0.3	-23.9
Finland	396	191	94	93	4.1	2.3	3.5	3.6
Poland	368	269	84	71	4.7	3.9	3.3	3.4
Czech Republic	479	332	164	86	4.2	2.9	4.7	2.3
UK	307	412	-26	63	1.7	3.3	-0.6	1.8
USA Building	295	277	102	107	1.1	1.0	1.4	1.6
USA Civil	543	460	191	251	5.0	4.7	6.6	8.6
Latin America	217	168	94	63	5.0	4.5	7.1	5.8
Total	**4,445**	**3,336**	**1,269**	**956**	**3.4**	**2.8**	**3.5**	**2.9**

SEK M	Order backlog		Order bookings			
	Dec 31 2007	Dec 31 2006	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Sweden	22,047	19,705	29,305	27,512	7,393	8,136
Norway	11,146	9,713	13,266	12,372	2,818	4,212
Denmark	186	2,013	2,994	3,745	783	752
Finland	7,569	7,009	9,780	9,626	3,173	2,489
Poland	3,880	5,848	5,382	5,663	1,288	1,234
Czech Republic	11,950	13,093	9,344	11,675	2,986	2,791
UK	30,797	31,793	18,179	23,699	6,894	2,990
USA Building	31,526	26,125	34,602	25,092	6,132	8,221
USA Civil	22,497	17,068	17,676	11,094	4,029	2,798
Latin America	4,556	2,739	5,845	3,647	932	601
Total	**146,154**	**135,106**	**146,373**	**134,125**	**36,428**	**34,224**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Dec 2007	Revenue Jan-Dec 2006	Revenue Oct-Dec 2007	Revenue Oct-Dec 2006	Operating income[1] Jan-Dec 2007	Operating income[1] Jan-Dec 2006	Operating income[1] Oct-Dec 2007	Operating income[1] Oct-Dec 2006
Sweden	3,431	2,620	1,055	717	429	298	193	105
Norway	1,734	1,572	351	485	99	163	-20	57
Denmark	611	536	119	307	-25	96	-30	75
Finland	1,248	1,574	289	427	126	221	32	76
Czech Republic	655	486	253	166	95	74	40	27
Total	**7,679**	**6,788**	**2,067**	**2,102**	**724**	**852**	**215**	**340**

SEK M	Operating margin, %[1] Jan-Dec 2007	Operating margin, %[1] Jan-Dec 2006	Operating margin, %[1] Oct-Dec 2007	Operating margin, %[1] Oct-Dec 2006	Return on capital employed[2] Jan-Dec 2007	Return on capital employed[2] Jan-Dec 2006
Sweden	12.5	11.4	18.3	14.6	42.5	>100
Norway	5.7	10.4	-5.7	11.8	6.6	12.9
Denmark	-4.1	17.9	-25.2	24.4	-2.3	23.3
Finland	10.1	14.0	11.1	17.8	11.9	24.2
Czech Republic	14.5	15.2	15.8	16.3	32.2	26.0
Total	**9.4**	**12.6**	**10.4**	**16.2**	**14.9**	**27.5**

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of 2007, there were 5,593 (6,487) residential units under construction. Of these, 73 (81) percent were sold. The number of completed unsold residential units totaled 293 (119), most of them located in Finland. During the year, construction started on 4,196 (4,715) units. In the Nordic countries, the number of residential units started was 3,480 (4,234), while in the Czech Republic they totaled 716 (481). The number of residential units sold during the year was 3,858 (4,486). In the Nordic countries, the number of units sold totaled 3,211 (3,862), while sales in the Czech Republic totaled 647 (624) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 6.2 billion (5.3). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 5.0 billion. This was equivalent to building rights for about 21,700 residential units. There were also about 2,100 building rights in associated companies.

Breakdown of carrying amount, December 31, 2007

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	341	2,239	121	2,701
Ongoing projects	886	2,501	109	3,496
Undeveloped land and development properties	4,963	1,520	518	7,001
Total	**6,190**	**6,260**	**748**	**13,198**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value, Dec 31, 2007	Occupancy rate, %	Degree of completion, %
Completed projects	2,239	2,239	3,202	90	100
Projects completed in 2007	352	352	443	82	100
Undeveloped land and development properties	1,520	1,520	2,030		
Subtotal	**4,111**	**4,111**	**5,675**		
Ongoing projects[1]	2,149	6,377	2,500	58	35
Total	**6,260**	**10,488**	**8,175**		

Value creation in Commercial Development	Jan-Dec 2007	Jan-Dec 2006
Accrued development profit	691	346
Cost of development organization	-222	-188
Total	**469**	**158**

1 Market value refers to accrued market value

Commercial Development had 22 projects underway, 15 of them in the Nordic countries. Ongoing projects represented leasable space of about 354,000 sq. m (3.81 million sq. fit.) and were 58 percent pre-leased, measured in rent. In addition to these projects, the Company had 10 projects that were sold before completion. These had a total of 84,000 sq. m (904,000 sq. ft.) of leasable space and a pre-leasing level of 100 percent. At year-end, the carrying amount for ongoing projects was SEK 2.1 billion (0.8). Their carrying amount upon completion is expected to total SEK 6.4 billion, with an estimated market value of SEK 8.1 billion of which SEK 2.5 billion was accrued at the end of 2007. The degree of completion in ongoing projects was about 35 percent.

The carrying amount of Skanska's portfolio of completed projects, including projects completed during 2007, amounted to SEK 2.6 billion (2.9), with an estimated market value, based on an appraisal dated December 2007, of about SEK 3.6 billion (4.1). The occupancy rate, measured in rent, amounted to 89 (70) percent.

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 1.5 billion (1.8), with an estimated market value of about SEK 2.0 billion.

Value creation, which is defined as accrued development gains minus the cost of the project development organization, amounted to SEK 469 M (158). The target for the period 2008-2010 is to report value creation of SEK 500-700 M on an annual basis.

At year-end, accumulated eliminations of internal project gains amounted to SEK 186 M (117). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Dec 31 2007	Dec 31 2006
Present value of cash flow from projects	9.4	6.3
Carrying amount	-2.5	-2.4
Present value of remaining investments	-0.8	-0.6
Unrealized development gain Skanska ID	**6.1**	**3.3**
Group eliminations	0.4	0.4
Unrealized development gain, Group	**6.5**	**3.7**

Skanska performs an annual appraisal of its Infrastructure Development project portfolio. This appraisal, which was carried out at the end of 2007, encompassed an update of financial models and a review of the yield requirements applied. The assessment of market values was made in cooperation with external appraisal expertise. The estimated present value of cash flows from projects amounted to SEK 9.4 billion (6.3) at the time of the appraisal. The weighted average discount rate used in the appraisal amounted to 11.1 (11.7) percent. The long-term discount rates were left unchanged compared to the previous year-end. In the appraisal, the Ponte de Pedra project, which was divested after the close of the report period, was recognized at the sale price. The increase in the present value of cash flows is attributable to time value as well as higher cash flow in absolute figures than estimated last year. A change related to taxation of dividends from projects represented an increase in present value of about SEK 1.0 billion.

At year-end, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.5 billion (2.4). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.1 billion (0.9), with a present value of about SEK 0.8 billion (0.6). At the Group level, Skanska eliminates gains from Construction equivalent to Skanska's ownership share in projects. Altogether, these eliminations totaled about SEK 0.4 billion at year-end. These eliminations are reversed as projects are divested. At year-end, unrealized development gains at the Group level totaled about SEK 6.5 billion (3.7). As a result of the divestments carried out during 2007, development gains of SEK 73 M were realized. The consolidated accounts also included SEK 3 M in reversals of intra-Group profit eliminations due to these divestments.

SKANSKA

Press Release

February 7, 2008
08:25 CET

Johan Karlström named new President and CEO of Skanska

Skanska AB's Board of Directors has appointed Johan Karlström as the new President and Chief Executive Officer of Skanska. He will succeed Stuart Graham, who has previously announced his intention to step down from his position during 2008.

Johan Karlström will assume his duties on April 3, in conjunction with Skanska's Annual Shareholders' Meeting 2008. He will be based at the Skanska Group Headquarters in Stockholm (Solna), Sweden.

"I'm pleased to be able to present our new CEO today. The Board has been aware of strong internal candidates, but decided to conduct a thorough internal and external search process to ensure that we would find the best possible person for Skanska," says Sverker Martin-Löf, Chairman of the Board of Directors, Skanska AB.

"Skanska's profitability and financial performance has improved significantly under Stuart Graham's leadership and today Skanska stands stronger than ever. The Board has looked for a successor with equally strong characteristics - a very solid performance record, a genuine personal value base and great leadership skills. Johan Karlström fills all of these requirements and also has extensive experience of Skanska and the industry," says Sverker Martin-Löf.

Johan Karlström, 51, holds a Master of Science in Engineering. He first joined Skanska in 1983 and has worked in many different positions in the company, ranging from site manager, estimator, project engineer, project manager to regional manager for the Northern Region in Skanska Sweden.

After five years as President and CEO for the listed mechanical and electrical installation group BPA (later Bravida), Johan Karlström joined Skanska again in 2001 and became Executive Vice President and member of the Senior Executive Team (SET). In this position he has among other areas previously been responsible for Skanska's business units in the Nordic countries and since 2004 he has been responsible for Skanska's construction business units in the Unites States. He has also been responsible in SET for Skanska's new Green Construction initiative,

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Stockholm, January 31, 2008
11:50

Invitation to press- and telephone conference regarding Skanska's year-end report on February 7

Skanska's year-end report for 2007 will be presented on Thursday, February 7, 2008.

In conjuction with the release of the report, you are invited to participate in a combined press- and telephone conference, February 7, at 11.00 am (UK 10.00 am, US Eastern 05.00 am).

The press- and telephone conference will be held at IVAs Konferenscenter, Grev Turegatan 16 in Stockholm. Stuart Graham, Skanska's President and CEO and Hans Biörck, CFO, will present the report and thereafter respond to questions.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Wednesday February 6 at 12.00 noon.

To participate in the telephone conference, please register via
https://eventreg1.conferencing.com/webportal3/reg.html?Acc=486718&Conf=153126
If you are unable to participate, there will be a replay facility available for seven days immediately following the teleconference. The number to dial is +46 8 505 203 33, code 782021.

After the conference there will be possibilities for individual meetings with Stuart Graham and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than February 5.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, tel +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

For more information, please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB,
tel +46 8 753 88 00

END